Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Nine Months Ended September 30, 2003)

		Ch$ millions		US$ millions (1)
		30-Sept.-03	30-Sept.-02	30-Sept.-03	30-Sept.-02	% Change

Net sales		266,859	246,046	403.7	372.3	8.5%

Cost of goods sold		(137,549)	(122,809)	(208.1)	(185.8)	-12.0%
	% of sales	51.5%	49.9%	51.5%	49.9%

Gross profit		129,310	123,237	195.6	186.4	4.9%
	% of sales	48.5%	50.1%	48.5%	50.1%

SG&A		(105,321)	(99,681)	(159.3)	(150.8)	-5.7%
	% of sales	39.5%	40.5%	39.5%	40.5%

Operating income		23,989	23,555	36.3	35.6	1.8%
	% of sales	9.0%	9.6%	9.0%	9.6%

Non-operating results
	Financial income	2,176	1,866	3.3	2.8	16.6%
	Equity in NI of rel. companies	19,666	1,168	29.8	1.8	NM
	Other non-operating income	926	879	1.4	1.3	5.4%
	Amortization of goodwill	(1,758)	(2,006)	(2.7)	(3.0)	12.4%
	Interest expense	(3,953)	(2,954)	(6.0)	(4.5)	-33.8%
	Other non-operating expenses	(2,272)	(1,732)	(3.4)	(2.6)	-31.2%
	Price level restatement	3,136	1,060	4.7	1.6	195.9%
	Currency exchange result	(1,063)	(4,035)	(1.6)	(6.1)	73.6%
	Total	16,859	(5,754)	25.5	(8.7)	NM

Income before taxes		40,848	17,801	61.8	26.9	129.5%
	Income taxes	(4,002)	(6,185)	(6.1)	(9.4)	35.3%
	Tax rate	9.8%	34.7%	9.8%	34.7%

Minority interest		(801)	(767)	(1.2)	(1.2)	-4.5%

Amort. of negative goodwill		34	40	0.1	0.1	-14.2%

Net income		36,079	10,890	54.6	16.5	231.3%
	% of sales	13.5%	4.4%	13.5%	4.4%

Earnings per share		113.28	34.19	0.17	0.05	231.3%
Earnings per ADR		566.38	170.95	0.86	0.26

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		29,898	32,232	45.2	48.8	-7.2%
Amortization		1,403	1,154	2.1	1.7	21.6%
EBITDA		55,289	56,942	83.6	86.1	-2.9%
	% of sales	20.7%	23.1%	20.7%	23.1%

Capital expenditures		15,169	11,975	22.9	18.1	26.7%

(1) Exchange rate: US$ 1.00 = Ch$ 660.97